Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6600 www.gibsondunn.com

October 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Benjamin Holt

Re:	Dynamix Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed October 10, 2024 File No. 333-280719

Dear Mr. Holt:

On behalf of Dynamix Corporation, a Cayman Islands exempted company (the “Company” or the “SPAC”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated October 24, 2024 (the “Comment Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on October 10, 2024. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is filing the Amendment No. 3 to the Registration Statement (the “Amendment”) via EDGAR. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the originally filed Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings in the Amendment.

Cover Page

1.	Where you describe the warrant put right please revise to clarify that even if you complete your business combination, there can be no assurances that your sponsor will have sufficient funds to repurchase public warrants pursuant to the holders' exercise of the warrant put rights, as you explain on page 94.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on the cover page of the Amendment to address the Staff’s comments.

U.S. Securities and Exchange Commission Page 2	October 25, 2024

Risk Factors

Risks Relating to Our Management Team, page 83

2.	We note your response to prior comment 4. Please expand your risk factor disclosure to clearly address the consequences of the sponsor removing itself to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on pages 9, 83 and 121 of the Amendment to address the Staff’s comments.

Effecting Our Initial Business Combination

Repurchase of Public Warrants by our Sponsor or an Affiliate, page 140

3.	Please revise here, and elsewhere as appropriate, to more fully explain the mechanics of the warrant put right and to clarify the rights of holders of public warrants under the warrant agreement. For example, please address the following:

●	Clarify whether you are one of the sponsor's affiliates whom the sponsor may cause to repurchase holders' outstanding public warrants. In addition, clarify the anticipated source of funds for the repurchase.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on the cover page, and pages 23, 141 and 170 of the Amendment to address the Staff’s comments.

●	Clarify when holders may exercise the warrant put right; how long the right continues, including whether the repurchase period could overlap with your ability to redeem the public warrants at $0.01 per warrant as described on page 23 and elsewhere; and what information holders will be provided with.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on the cover page, and pages 23, 141 and 170 of the Amendment to address the Staff’s comments. In addition, we advise the Staff that the repurchase period could not overlap with our ability to redeem the warrants since the redemption trigger is based on a 30-trading day period commencing at least 30 days after completion of our initial business combination and the repurchase will occur substantially concurrently with the closing of our initial business combination.

●	In the event the sponsor does not have sufficient funds to repurchase public warrants or otherwise determines not to repurchase public warrants, clarify (i) what rights holders have, if any, to compel the sponsor to repurchase their outstanding public warrants and (ii) what rights the sponsor has, if any, to decline to repurchase holders' outstanding public warrants. In this regard, we note that holders are not a party to the warrant agreement.

We acknowledge the Staff’s comment and advise the Staff that the warrant agreement is incorporated by reference into the warrant. The sponsor has a contractual obligation to repurchase the public warrants and the holders of the public warrants would be able to pursue available legal claims in order to seek to enforce the terms of the warrant.

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale
Gerald M. Spedale
GIBSON, DUNN & CRUTCHER LLP

cc:	Andrea Bernatova, Chief Executive Officer
Evan D’Amico, Gibson, Dunn & Crutcher LLP